UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sizmek Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

83013P105

(CUSIP Number)

Scott K. Ginsburg

Sizmek Inc.

750 W. John Carpenter Freeway, Suite 401

Irving, TX 75039

(972) 581-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83013P105		13D

1	Names of Reporting Persons Scott K. Ginsburg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,024,106

	8	Shared Voting Power 3,324,958

	9	Sole Dispositive Power 3,024,106

	10	Shared Dispositive Power 3,324,958

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,324,958

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 10.9%

14	Type of Reporting Person IN

CUSIP No. 83013P105		13D

1	Names of Reporting Persons Moon Doggie Family Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 300,852

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 300,852

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300,852

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 1.0%

14	Type of Reporting Person PN

CUSIP No. 83013P105	13D

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Sizmek Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 750 W. John Carpenter Freeway, Suite 401, Irving, Texas 75039.

Item 2.	Identity and Background

(a)                                               This Schedule 13D is filed by Scott K. Ginsburg and by Moon Doggie Family Partnership, L.P., (each a “Reporting Person” and, collectively, the “Reporting Persons”). Scott K. Ginsburg is the general partner of Moon Doggie Family Partnership, L.P. (“Moon Doggie”).

(b)                                               The business address of each of the Reporting Persons is 750 W. John Carpenter Freeway, Suite 401, Irving, Texas 75039.

(c)                                                Mr. Ginsburg is a director of the Company and a private investor.  Moon Doggie is a private investment fund engaged in investments in securities.

(d) and (e)      During the last five years neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                                 Mr. Ginsburg is a citizen of the United States. Moon Doggie is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger, dated as of August 12, 2013 (the “Merger Agreement”), by and among Extreme Reach Inc. (“Extreme Reach”), Dawn Blackhawk Acquisition Corp., a wholly-owned subsidiary of Extreme Reach, and Digital Generation, Inc. (“DG”), each share of DG common stock previously held by the Reporting Persons was partially redeemed by conversion into the right to receive one share of Common Stock and the per share merger consideration.

Item 4.	Purpose of Transaction

On February 7, 2014, pursuant to the Merger Agreement, Mr. Ginsburg and Moon Doggie received 3,024,106 and 300,852 shares of Common Stock.

The Reporting Persons hold the Common Stock reported herein for investment purposes.  The Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Mr. Ginsburg is a director of the Company and is subject to certain restrictions on trading in the Company’s Common Stock pursuant to certain policies of the Company.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof based on 30,454,875 shares of Common Stock outstanding as of February 7, 2014.

Reporting Person	Amount beneficially owned		Percent of class(1)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Scott K. Ginsburg	3,324,958	(1)	10.9%	3,024,106	(2)	3,324,958	(1)	3,024,106	(2)	3,324,958	(1)
Moon Doggie Family Partnership, L.P.	300,852		1.0%	0		300,852		0		300,852

(1)               Includes (i) 3,022,446 shares of Common Stock held of record by Mr. Ginsburg, (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children and (iii) 300,852 shares of Common Stock held by Moon Doggie Family Partnership, L.P., of which Mr. Ginsburg is the sole general partner.

(2)               Includes (i) 3,022,446 shares of Common Stock held of record by Mr. Ginsburg and (ii) 1,660 shares of Common Stock held by Mr. Ginsburg’s minor children.

(c)                                  On February 7, 2014, pursuant to the Merger Agreement, Mr. Ginsburg and Moon Doggie became entitled to receive a distribution of 3,024,106 and 300,852 shares of Common Stock, respectively, in partial redemption of their DG shares and a cash distribution of $3 per share for each share of DG common stock.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement and is incorporated herein by reference. A copy of the Merger Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2

Agreement and Plan of Merger, dated as of August 12, 2013, by and among Extreme Reach, Inc., Dawn Blackhawk Acquisition Corp. and Digital Generation, Inc. (incorporated by reference to Exhibit 2.1 of Digital Generation, Inc.’s Current Report on Form 8-K filed with the SEC on August 13, 2013).

CUSIP No. 83013P105	13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 18, 2014
Date

/s/ Scott K. Ginsburg
Signature

Scott K. Ginsburg
Name/Title

February 18, 2014
Date

Moon Doggie Family Partnership, L.P.

By: /s/ Scott K. Ginsburg

Scott K. Ginsburg,
its General Partner
Name/Title

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the common units beneficially owned by each of them, of Sizmek Inc.  This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 18th day of February, 2014.

February 18, 2014
Date

/s/ Scott K. Ginsburg
Signature

Scott K. Ginsburg
Name/Title

February 18, 2014
Date

Moon Doggie Family Partnership, L.P.

By: /s/ Scott K. Ginsburg

Scott K. Ginsburg,
its General Partner
Name/Title